Exhibit 99.2

Financial Information for the Three and Nine Months Ended September 30, 2018 of Kenon, OPC and Qoros and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon consolidated financial information

Appendix B: Summary OPC consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix F: Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

Appendix G: Definition of Qoros’ Adjusted EBITDA and non-IFRS Reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and subsidiaries
 Consolidated Statements of Financial Position as of September 30, 2018 and December 31, 2017

	As of September 30,	As of December 31,
	2018	2017
	$ millions
Current assets
Cash and cash equivalents	275	1,417
Short-term investments and deposits	28	7
Trade receivables, net	43	44
Other current assets, including derivatives	21	36
Total current assets	367	1,504
Non-current assets
Investments in associated companies	262	122
Deposits, loans and other receivables, including derivative instruments	216	107
Deferred payment receivable	186	175
Deferred taxes, net	1	-
Property, plant and equipment, net	627	616
Intangible assets, net	2	2
Total non-current assets	1,294	1,022
Total assets	1,661	2,526
Current liabilities
Loans and debentures	23	448
Trade payables	65	59
Other payables, including derivative instruments	10	83
Provisions	-	44
Income tax payable	7	173
Total current liabilities	105	807
Non-current liabilities
Loans, excluding current portion	506	504
Debentures, excluding current portion	79	85
Deferred taxes, net	61	52
Income tax payable	27	27
Total non-current liabilities	673	668
Total liabilities	778	1,475
Equity
Share capital	602	1,267
Shareholder transaction reserve	-	4
Translation reserve	4	(2)
Capital reserve	16	19
Accumulated profit / (loss)	191	(305)
Equity attributable to owners of the Company	813	983
Non-controlling interests	70	68
Total equity	883	1,051
Total liabilities and equity	1,661	2,526

Kenon Holdings Ltd. and subsidiaries
 Consolidated Statements of Profit & Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2018	2017	2018	2017
	$ millions		$ millions
Revenue	279	274	94	97
Cost of sales and services (excluding depreciation)	(188)	(200)	(61)	(69)
Depreciation	(23)	(23)	(8)	(7)
Gross profit	68	51	25	21
Selling, general and administrative expenses	(18)	(33)	(6)	(11)
Other income	1	-	-	-
Other expenses	(1)	-	-	-
Operating profit	50	18	19	10
Financing expenses	(24)	(59)	(7)	(15)
Financing income	23	4	11	-
Financing (expenses) / income, net	(1)	(55)	4	(15)
Gain on third party investment in Qoros	504	-	-	-
Fair value loss on derivative asset	(21)	-	(8)	-
Write back of financial guarantee	63	-	-	-
Share in losses of associated companies, net of tax	(72)	(33)	(22)	(11)
Profit / (loss) before income taxes	523	(70)	(7)	(16)
Income taxes	(11)	(8)	(4)	(4)
Profit / (loss) for the period from continuing operations	512	(78)	(11)	(20)
Profit / (loss) for the period from discontinued operations (after tax)	(4)	66	(4)	(3)
Profit / (loss) for the period	508	(12)	(15)	(23)
Attributable to:
Kenon's shareholders	496	(34)	(20)	(23)
Non-controlling interests	12	22	5	-
Profit / (loss) for the period	508	(12)	(15)	(23)
Basic/diluted (loss)/profit per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit/(loss) per share	9.22	(0.64)	(0.38)	(0.43)
Basic/diluted profit/(loss) per share from continuing operations	9.29	(1.53)	(0.31)	(0.42)
Basic/diluted profit per share from discontinued operations	(0.07)	0.89	(0.07)	(0.01)

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
 For the nine months ended September 30, 2018 and 2017

	For the nine months ended September 30,	For the nine months ended September 30,
	2018	2017
	$ millions
Cash flows from operating activities
Profit / (loss) for the period	508	(12)
Adjustments:
Depreciation and amortization	23	135
Financing expenses, net	1	204
Share in losses of associated companies, net	72	33
Write back of financial guarantee	(63)	-
Gain on third party investment in Qoros	(504)	-
Fair value loss on derivative asset	21	-
Net change in fair value of derivative financial instruments	1	-
Write back of other payables	(3)	-
Impairment of assets	-	20
Bad debt expense	-	5
Other capital gains, net	-	(7)
Share-based payments	1	1
Income taxes	15	61
	72	440
Change in inventories	-	8
Change in trade and other receivables	3	(119)
Change in trade and other payables	(15)	(42)
Changes in provisions and employee benefits	-	(2)
	60	285
Income taxes paid, net	(171)	(43)
Net cash (used in)/provided by operating activities	(111)	242

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
 For the nine months ended September 30, 2018 and 2017

	For the nine months ended September 30,
	2018	2017
	$ millions
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	-	5
Short-term deposits and loans, net	(27)	(3)
Investment in long term deposits, net	3	-
Cash paid for businesses purchased, less cash acquired	(2)	-
Acquisition of property, plant and equipment	(39)	(156)
Acquisition of intangible assets	-	(3)
Interest received	10	5
Proceeds from dilution of third party investment in Qoros	260	-
Receipt/(payment) to release financial guarantee	18	(72)
Payment of transaction cost for sales of subsidiaries	(49)	-
Energuate purchase adjustment	-	10
Sale of subsidiary, net	-	1
Insurance claim	-	40
Payment of investment obligation to Qoros	(90)	-
Net cash provided by/(used in) investing activities	84	(173)

Cash flows from financing activities
Dividend paid to non-controlling interests in a subsidiary	(8)	(17)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	-	110
Capital distribution	(665)	-
Receipt of long-term loans and issuance of debentures	28	1,314
Repayment of long-term loans and debentures	(126)	(1,004)
Repayment of short-term credit from banks and others, net	(319)	(116)
Payment of deferred expenses	(1)	-
Bond issuance expenses	-	(20)
Equity issuance expenses	-	(9)
Payment of consent fee and early prepayment fee	-	(32)
Interest paid	(18)	(137)
Net cash (used in)/provided by financing activities	(1,109)	89

(Decrease)/Increase in cash and cash equivalents	(1,136)	158
Cash and cash equivalents at beginning of the period	1,417	327
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(6)	13
Cash and cash equivalents at end of the period	275	498

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the nine months ended September 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	279	-	-	-	279
Depreciation and amortization	(23)	-	-	-	(23)
Financing income	1	9	45	(32)	23
Financing expenses	(21)	(2)	(33)	32	(24)
Write back of financial guarantee	-	63	-	-	63
Gain on third party investment in Qoros	-	504	-	-	504
Fair value loss on derivative asset	-	(21)	-	-	(21)
Share in losses of associated companies	-	(49)	(23)	-	(72)
Profit / (Loss) before taxes	37	503	(17)	-	523
Income taxes	(10)	-	(1)	-	(11)
Profit / (Loss) from continuing operations	27	503	(18)	-	512
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

	For the nine months ended September 30, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	274	-	-	-	274
Depreciation and amortization	(23)	-	-	-	(23)
Financing income	1	-	11	(8)	4
Financing expenses	(27)	(9)	(31)	8	(59)
Share in (losses) / profits of associated companies	-	(45)	12	-	(33)
Profit / (Loss) before taxes	17	(54)	(33)	-	(70)
Income taxes	(7)	-	(1)	-	(8)
Profit / (Loss) from continuing operations	10	(54)	(34)	-	(78)
____________________________________
(1)	Results during this period have been reclassified to reflect the results of the Inkia power generation and distribution business (which was sold on December 31, 2017) as discontinued operations.
(2)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(3)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(4)	“Adjustments” includes inter-segment financing income and expenses.

	For the three months ended September 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	94	-	-	-	94
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	-	8	6	(3)	11
Financing expenses	(6)	-	(4)	3	(7)
Fair value loss on derivative asset	-	(8)	-	-	(8)
Share in losses of associated companies	-	(21)	(1)	-	(22)
Profit / (Loss) before taxes	15	(22)	-	-	(7)
Income taxes	(4)	-	-	-	(4)
Profit / (Loss) from continuing operations	11	(22)	-	-	(11)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

	For the three months ended September 30, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	97	-	-	-	97
Depreciation and amortization	(7)	-	-	-	(7)
Financing income	1	-	1	(2)	-
Financing expenses	(5)	(2)	(10)	2	(15)
Share in losses of associated companies	-	(22)	11	-	(11)
Profit / (Loss) before taxes	14	(24)	(6)	-	(16)
Income taxes	(4)	-	-	-	(4)
Profit / (Loss) from continuing operations	10	(24)	(6)	-	(20)
____________________________________
(1)	Results during this period have been reclassified to reflect the results of the Inkia power generation and distribution business (which was sold on December 31, 2017) as discontinued operations.
(2)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(3)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(4)	“Adjustments” includes inter-segment financing income and expenses.

 Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		For the nine months ended		For the three months ended
	September 30, 2018	December 31, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$ millions		$ millions		$ millions
ZIM	95	120	(23)	12	(1)	11
Qoros	167	2	(49)	(45)	(21)	(22)
	262	122	(72)	(33)	(22)	(11)

Appendix B

Summary OPC consolidated financial information1

OPC’s Consolidated Statement of Profit

	For the nine months ended September 30,		For the three months ended September 30,
	2018	2017	2018	2017
	(in millions of USD)		(in millions of USD)
Sales	279	274	94	97
Cost of sales (excluding depreciation and amortization)	(188)	(200)	(61)	(70)
Depreciation and amortization	(23)	(23)	(8)	(7)
Gross profit	68	51	25	20
General, selling and administrative expenses	(11)	(8)	(4)	(2)
Operating profit	57	43	21	18
Financing expenses	(21)	(27)	(6)	(5)
Financing income	1	1	-	1
Financing expenses, net	(20)	(26)	(6)	(4)
Profit before taxes	37	17	15	14
Taxes on income	(10)	(7)	(4)	(4)
Net profit for the period	27	10	11	10
Attributable to:
Equity holders of the company	21	4	9	5
Non-controlling interest	6	6	2	5
Net profit for the period	27	10	11	10
____________________________________
(1)	Translations of NIS amounts into US Dollars use a rate of 3.56:1 for 2018 and 3.58:1 for 2017

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the nine months ended September 30,		For the three months ended September 30,
	2018	2017	2018	2017
	(in millions of USD)		(in millions of USD)
Cash flows provided by operating activities	86	70	20	20
Cash flows used in investing activities	(74)	(90)	(35)	(28)
Cash flows (used in) / provided by financing activities	(23)	173	10	71
(Decrease) / Increase in cash and cash equivalents	(11)	153	(5)	63
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(6)	3	2	7
Cash and cash equivalents at end of the period	129	179	129	179
Investments in property, plant and equipment	(39)	(61)	(10)	(23)
Total depreciation and amortization	23	23	8	7

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	September 30, 2018	December 31, 2017
	(in millions of USD)
Total financial liabilities[1]	609	618
Total monetary assets[2]	229	223
Total equity attributable to the owners	187	173
Total assets	955	941
____________________________________
1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a non-IFRS financial measure.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the nine months ended September
	2018	2017
	(in USD millions)
Net profit for the period	27	10
Depreciation and amortization	23	23
Financing expenses, net	20	26
Income tax expense	10	7
EBITDA	80	66

	For the three months ended September 30,
	2018	2017
	(in USD millions)
Net profit for the period	11	10
Depreciation and amortization	8	7
Financing expenses, net	6	4
Income tax expense	4	4
EBITDA	29	25

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of September 30, 2018:

	OPC-Rotem	OPC-Hadera	Tzomet	OPC Energy & Others	Total OPC

Debt (excluding accrued interest)	354	171	84	-	609
Cash and cash equivalents and short term deposits	39	27	91	-	157
Restricted cash (including debt service reserves)	48	2	22	-	72
Debt service reserves	26	-	12	-	38

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of December 31, 2017:

	OPC-Rotem	OPC-Hadera	OPC Energy & Others	Total OPC

Debt (excluding accrued interest)	383	144	91	618
Cash and cash equivalents and short term deposits	38	30	79	147
Rrestricted cash (including debt service reserves)	48	2	26	76
Debt service reserves	26	-	5	31

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the Rotem plant and the Hadera energy center (kWh in millions):

	For the nine months ended September 30,		For the three months ended September 30,
	2018	2017	2018	2017
Sales to private customers	2,915	2,907	942	975
Sales to the system administrator	70	73	23	11
Total sales	2,985	2,980	965	986

	For the nine months ended September 30,		For the three months ended September 30,
	2018	2017	2018	2017
Net generation of electricity	2,808	2,692	878	902
Purchase of electricity from the system administrator	177	288	87	84
Total volume of electricity generated and purchases from the system administrator	2,985	2,980	965	986

	For the nine months ended September 30,
	2018		2017
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
Rotem	98%	2,746	93%	2,632
Hadera	97%	62	92%	61

	For the three months ended September 30,
	2018		2017
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
Rotem	93%	858	99%	887
Hadera	99%	20	84%	16

Appendix F

Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

	For the nine months ended September 30,		For the three months ended September 30,
In millions of RMB	2018	2017	2018	2017

Revenue	4,417	984	1,531	306
Cost of sales	(5,051)	(1,248)	(1,831)	(397)

Gross loss	(634)	(264)	(300)	(91)
Other income	36	313	8	4
Research and development expenses	(82)	(81)	(17)	(1)
Selling, general and administrative expenses	(499)	(316)	(241)	(115)
Other expenses	(2)	(11)	(1)	(2)
Loss from operation	(1,181)	(359)	(551)	(205)
Finance income	29	8	10	2
Finance costs	(210)	(259)	(80)	(82)
Net finance cost	(181)	(251)	(70)	(80)
Loss for the period	(1,362)	(610)	(621)	(285)

Qoros’ Consolidated Statement of Financial Position

	As of September 30,	As of December 31,
In millions of RMB	2018	2017
Assets
Property, plant and equipment	3,694	3,875
Intangible assets	3,757	4,011
Prepayments	31	22
Lease prepayments	191	195
Trade and other receivables	92	91
Equity-accounted investees	1	2
Non-current assets	7,766	8,196
Inventories	547	389
VAT recoverable	570	828
Trade and other receivables	2,076	38
Prepayments	298	173
Pledged deposits	410	26
Cash and cash equivalents	552	77

Current assets	4,453	1,531

Total assets	12,219	9,727

Equity
Paid-in capital	16,925	10,425
Reserves	-	54
Accumulated losses	(13,081)	(11,645)

Total equity/(deficit)	3,844	(1,166)

Liabilities
Loans and borrowings	3,393	4,228
Deferred income	153	161
Trade and other payables	67	1,208
Provisions	108	65

Non-current liabilities	3,721	5,662

Loans and borrowings	1,527	2,511
Trade and other payables	3,095	2,704
Deferred income	32	16

Current liabilities	4,654	5,231

Total liabilities	8,375	10,893

Total equity and liabilities	12,219	9,727

Appendix G

Definition of Qoros’ Adjusted EBITDA and non-IFRS Reconciliation

This press release presents the Adjusted EBITDA of Qoros, which is a financial metric considered to be a non-IFRS financial measure. Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating profit, net profit or per share data prepared in accordance with IFRS.

Qoros defines Adjusted EBITDA for each period as net loss for the period, excluding net finance costs, depreciation and amortization and Other Income-license rights. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net profit, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Qoros believes that the disclosure of Adjusted EBITDA provides transparent and useful information to investors and financial analysts in their review of Qoros’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of Qoros’ net loss to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the nine months ended September 30,		For the three months ended September 30,
In millions of RMB	2018	2017	2018	2017
Net loss for the period	(1,362)	(610)	(621)	(285)
Net finance costs	181	251	70	80
Depreciation and Amortization	660	293	272	90
Other income – license rights	-	(270)	-	-
Adjusted EBITDA	(521)	(336)	(279)	(115)